UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-36458

Neovasc Inc.
(Translation of registrant's name into English)

Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2019 and 2018

99.2	Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2019 and 2018

99.3	Certification of Interim Filings Full Certificate - CEO

99.4	Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date: November 7, 2019	By:	/s/ Chris Clark

Chris Clark
	Title:	Chief Financial Officer